FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Lowenthal Gary M	2. Date of Event Requiring Statement Month/Day/Year 3/4/99	4. Issuer Name and Ticker or Trading Symbol The Boyds Collection, Ltd. / FOB
(Last) (First) (Middle) c/o The Boyds Collection, Ltd. 350 South Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer Other (give title below) (specify below) Chief Executive Officer	6. If Amendment, Date of Original (Month/Day/Year) 3/15/99
(Street) McSherrystown, PA 17344			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	5,637,542	D
Common Stock	4,492,066	I	See Note(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Among the reported shares, 4,492,066 are directly held by The GJL L.L.C. The Reporting Person is the sole managing member of The GJL L.L.C., the other member of which is his wife, Justina Lowenthal. Because the Reporting Person has voting and investment control over the reported shares held by The GJL L.L.C., the Reporting Person may be deemed to be the beneficial owner of the reported shares held by such entity. However, pursuant to Rule 16a-1(a)(2) promulgated under the Securities Act of 1934, as amended, the Reporting Person disclaims that he is the beneficial owner of such shares, except to the extent of his pecuniary interest in such shares.

By: /s/ Gary M Lowenthal Gary M Lowenthal **Signature of Reporting Person	3/19/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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